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                         SIMPSON THACHER & BARTLETT LLP



                              3330 HILLVIEW AVENUE


                               PALO ALTO, CA 94304


                                 (650) 251-5000
                                  -----------


                            FACSIMILE: (650) 251-5002

DIRECT DIAL NUMBER                                                E-MAIL ADDRESS





                                                 January 31, 2005



                     Re:     Universal Truckload Services, Inc.
                             Form S-1
                             Filed November 15, 2004, as amended January 7, 2005 January 19, 2005 and January 31, 2005
                             File No. 333-120510


Ms. Sara W. Dunton
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Ms. Dunton:

         This letter responds to your letter of January 27, 2005 setting forth the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding Amendment No. 2 to the Registration Statement on Form S-1 of Universal Truckload Services, Inc. (the "Company") filed on January 19, 2005 (the "Registration Statement").

         For your convenience, we have reproduced each of the Staff's comments in this letter, using bold text, and indicated the Company's response to it below. We have also revised the Registration Statement in response to the Staff's accounting comments and are filing concurrently with this letter Amendment No. 3 to the Registration Statement ("Amendment No. 3"), which reflects these and other revisions. For the convenience of the Staff, we are also sending via courier five clean (with exhibits) paper copies of Amendment No. 3 and five paper copies (without exhibits) marked to show changes against Amendment No. 2.



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                                                                               2

         Page references in the text of this letter correspond to the pages of Amendment No. 3, except where otherwise indicated.

         On behalf of the Company, we advise you as follows:



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                                                                               3


GENERAL

         1. PLEASE CONTINUE TO CONSIDER THE UPDATING REQUIREMENTS RULE 3-12 OF REGULATION S-X.

         In response to the Staff's comment, the Company has updated the consents in accordance with Rule 3-12 of Regulation S-K. We respectfully advise the Staff that the Company's financial statements are not required to be updated at this time.

RECENT DEVELOPMENTS, PAGE 2

         2. AT THE TOP OF PAGE 3 PLEASE REVISE TO INCLUDE NET INCOME DATA FOR THE SAME PERIODS FOR WHICH YOU HAVE INCLUDED REVENUE FIGURES, FOR YOUR RECENTLY ACQUIRED GREAT AMERICAN LINES OPERATING SUBSIDIARY.

         In response to the Staff's comment, the Company has revised the disclosure on pages 3 and 44.

DIVIDEND POLICY, PAGE 22

         3. WE HAVE REVIEWED YOUR RESPONSES TO COMMENTS 17 AND 33 MADE WITH RESPECT TO YOUR ORIGINAL FILING. HOWEVER, WE SUGGEST YOU FURTHER REVISE THE DISCLOSURE ON PAGE 22 TO EXPLAIN THE REASON(s) WHY THE BOARD APPROVED THE VARIOUS DIVIDENDS.

         In response to the Staff's comment, the Company has revised the disclosure on pages 22 and 23.

         4. FURTHERMORE, PLEASE CLARIFY IN YOUR DISCLOSURE WHAT YOUR DIVIDEND POLICY WAS AT THE TIME YOU DECLARED THE $50 MILLION CASH DIVIDEND. IN THE FIRST PARAGRAPH ON PAGE 22 YOU STATE THAT YOUR DIVIDEND POLICY PRIOR TO DECEMBER 30, 2004 WAS TO DISTRIBUTE EXCESS CASH TO CENTRA. HOWEVER, SINCE THE $50 MILLION DIVIDEND DECLARED ON DECEMBER 28, 2004 IS PAYABLE WITH A PORTION OF THE NET PROCEEDS FROM THIS OFFERING, THIS PARTICULAR DIVIDEND DOES NOT APPEAR TO FOLLOW YOUR PREVIOUSLY-STATED DIVIDEND POLICY (OF DISTRIBUTING EXCESS
                  CASH). PLEASE ADVISE AND REVISE TO CLARIFY, BOTH HERE AND IN THE RELATED PARTY TRANSACTIONS SECTION, AND ELSEWHERE AS NECESSARY.

         In response to the Staff's comment, the Company has revised the disclosure on pages 22, 23 and 79.

         5. PLEASE REVISE YOUR DISCLOSURE TO INCLUDE A DISCUSSION OF THE PROPERTY EXCHANGE IN DECEMBER 2004 RESULTING IN AN IN-KIND DIVIDEND TO CENTRA OF APPROXIMATELY $400,000.

         In response to the Staff's comment, the Company has revised the disclosure on page 22.



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                                                                               4



DILUTION, PAGE 24

         6. PLEASE REVISE THE TEXT DESCRIBING THE VALUE OF THE INCREASE IN NET TANGIBLE BOOK VALUE PER SHARE OF $7.11 TO CORRESPOND TO THAT VALUE AS PRESENTED IN THE TABLE BELOW OF $7.12.

         In response to the Staff's comment, the Company has revised the disclosure on page 25.

UNAUDITED PRO FORMA FINANCIAL INFORMATION, PAGE 26

         7. PLEASE REVISE YOUR DESCRIPTION OF THE MICHIGAN-FLORIDA PROPERTY EXCHANGE HERE AND THROUGHOUT YOUR FILING TO EXCLUDE FAIR VALUES, EXCEPT AS PART OF THE DISCUSSION OF THE CALCULATION OF THE DEFERRED TAX ASSET RECOGNIZED, AS THIS IS AN ASSET EXCHANGE OF ENTITIES UNDER COMMON CONTROL.

         We advise the Staff that the Company has revised the description of the Michigan-Florida property exchange on pages 26, 37, 79, F-19, F-20 and F-34 to remove the discussion of fair values, except as it pertains to the discussion of the calculation of the deferred tax asset recognized.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME, PAGE 28

         8. WE NOTE YOUR RESPONSE TO COMMENT 20, BUT FEEL THAT YOUR EXPLANATIONS NEED FURTHER REVISION, AS DESCRIBED BELOW. PLEASE NOTE THAT SIMILAR REVISIONS SHOULD BE MADE ON BOTH THE INTERIM PERIOD AND YEAR END PRO FORMA EXPLANATIONS.

                  FOOTNOTES (a) AND (b)

                  A. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 5(a). IT IS STILL UNCLEAR FROM YOUR EXPLANATIONS (a) AND (b) HOW THE ADJUSTMENT OF $1.276 WAS CALCULATED. SPECIFICALLY, THE PRO FORMA COMPENSATION PAYABLE TO MR. FONZI BASED ON YOUR EXPLANATION (a) WOULD APPEAR TO BE $112,698 (($10,000 + $2,522)* 9 MONTHS), NOT
                           $53,000, AS PRESENTED. THIS CHANGE WOULD YIELD A TOTAL ADJUSTMENT OF $1,216. PLEASE REVISE OR ADVISE. PRO FORMA COMPENSATION FOR THE YEAR ENDED DECEMBER 31, 2003 APPEARS TO HAVE BEEN SIMILARLY UNDERSTATED.

                           We supplementally advise the Staff that the pro forma
                  compensation payable to Mr. Fonzi for the thirty-nine weeks ended October 2, 2004 equals $67,698 ((a)(1) $5,000 per month, assuming his consulting agreement commenced on January 1, 2003 plus (2) $2,522 in other compensation per month multiplied by
                  (b) nine months).

                           Additionally, Mr. Fonzi's compensation for 2003
                  equals $150,264 ((a)(1) $10,000 plus (2) $2,522 per month
                  multiplied by (b) twelve months).



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                                                                               5

                          The Company has also revised the disclosure on pages
                  29 and 33 to more clearly state how the pro forma compensation is calculated.

                  FOOTNOTE (f)

                  B. WE HAVE REVIEWED THE REVISIONS MADE TO PRIOR COMMENT 5(c). WE CONTINUE TO BELIEVE THAT THE CALCULATION EXPLANATIONS ARE INADEQUATE TO SUPPORT THE ADJUSTMENTS USED TO CALCULATE PRO FORMA EPS. THE FOLLOWING ITEMS SHOULD BE CONSIDERED THROUGHOUT THE ENTIRE FILING:

                           o   WITHIN EXPLANATION (f), PLEASE PRESENT A
                               RECONCILIATION FROM NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2003 TO NET INCOME FOR THE 12-MONTH PERIOD ENDED OCTOBER 2, 2004

                           o IT IS UNCLEAR HOW THE VALUE OF $13.9 MILLION FOR CASH AND IN-KIND DIVIDENDS PAID DURING THE 12-MONTH PERIOD ENDED OCTOBER 2, 2004 AND THROUGH THE DATE OF THIS AMENDMENT WAS CALCULATED. PLEASE ALSO PROVIDE A DETAILED ANALYSIS OF THIS AMOUNT WITHIN EXPLANATION (f). PLEASE CONSIDER PRESENTATION IN TABULAR FORM FOR CLARITY. ALSO, PLEASE EXPLAIN HOW YOU ARRIVED AT 3,129,000 SHARES. IT APPEARS THAT THE DIVIDENDS PAYABLE IN EXCESS OF NET INCOME OF $53.7 MILLION AT $19 PER SHARE WOULD YIELD APPROXIMATELY 2.8 MILLION SHARES.

                           o PLEASE EXPLAIN TO US HOW YOU ARRIVED AT 1,837,000 SHARES ISSUED FOR THE REPAYMENT OF $32.5 MILLION IN DEBT. IT APPEARS ISSUANCE AT $19/SHARE WOULD YIELD 1,710,526 SHARES.

                           In response to the Staff's comment, the Company has
                  presented, in tabular form throughout the filing, a reconciliation of net income for the twelve-months ended October 2, 2004 and a reconciliation of cash and in-kind distributions paid or payable from the net income for the twelve-months ended October 2, 2004. We supplementally advise the Staff that, in the Company's calculation of the shares issued to pay the distributions in excess of net income for the twelve-months ended October 2, 2004, the Company deducted underwriting discounts, commissions and estimated offerings costs. The Company has disclosed throughout Amendment No. 3 that these proceeds are net of discounts and offering costs. We also supplementally advise the Staff that, in the Company's calculation of the shares issued for the repayment of debt, the Company deducted underwriting discounts. As supplemental information, we have included as Exhibit A to this letter the Company's calculations of the additional shares for the distributions in excess of net income and for the repayment of debt.

UNAUDITED PRO FORMA BALANCE SHEET, PAGE 35

         9. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 6, BUT FEEL THAT YOUR EXPLANATIONS NEED FURTHER REVISION, AS DESCRIBED BELOW:



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                                                                               6


                  A. FOOTNOTE (b): PLEASE REVISE YOUR FOOTNOTE (b) TO STATE THE CORRECT VALUE FOR THE BORROWINGS TAKEN UNDER YOUR LINE OF CREDIT TO PAY THIS DIVIDEND, TO BE CONSISTENT WITH THE REMAINDER OF YOUR FILING. SPECIFICALLY, THE AMOUNT SHOULD BE $544,000, NOT $500,000

                           In response to the Staff's comment, the Company has
revised the disclosure on page 37.

                  B. FOOTNOTE (d): PLEASE REFER TO PRIOR COMMENT 6(b). PLEASE REVISE YOUR EXPLANATION FOR THE FOLLOWING ITEMS AS THE CURRENT PRESENTATION IS STILL UNCLEAR. PLEASE CONSIDER PRESENTATION OF ALL CALCULATIONS IN TABULAR FORM FOR CLARITY:

                           o IT APPEARS THAT THE TAMPA, FLORIDA PROPERTY SHOULD BE RECORDED AT $132,000, THE BOOK VALUE OF THE PROPERTY ON CENTRA'S BOOKS AT OCTOBER 2, 2004, AND SHOULD IN NO WAY REFLECT THE $94,000 PAYMENT. THIS IS A TRANSFER BETWEEN ENTITIES UNDER COMMON CONTROL AND THE VALUE OF THE ASSETS TRANSFERRED SHOULD NOT BE WRITTEN UP. ANY ADDITIONAL CONSIDERATION GIVEN SHOULD BE RECORDED SEPARATELY AS A DEEMED DIVIDEND. PLEASE REVISE OR ADVISE.

                           In response to the Staff's comment, the Company has
                  revised the disclosure on page 37 to reflect the recording of the Tampa, Florida property at $132,000. Additionally, we advise the Staff that, as a result of this change, the Company has recalculated the deferred tax asset and the amount of the deemed distribution. The Company has also made corresponding changes to the Unaudited Pro Forma Balance Sheet on page 36.

                           o PLEASE SPECIFY THE AMOUNT, AS STATED IN EXHIBIT A TO YOUR RESPONSE LETTER, OF THE DEFERRED TAX LIABILITY ASSOCIATED WITH THE TRANSFER OF THE TERMINAL YARD TO CENTRA.

                           In response to the Staff's comment, the Company has
                  revised the disclosure on page 37 to include the deferred tax liability resulting from the transfer of the terminal facility to CenTra.



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                                                                               7


                           o IT IS UNCLEAR FROM YOUR CURRENT PRESENTATION IN THE FILING HOW THE NET DEFERRED TAX ASSET OF $195,000 ASSOCIATED WITH THE TAMPA PROPERTY WAS CALCULATED. PLEASE REVISE YOUR EXPLANATION TO COMPLETELY AND CLEARLY PRESENT THIS CALCULATION. A PRESENTATION SIMILAR TO THAT CONTAINED IN EXHIBIT A TO YOUR RESPONSE LETTER, ENCOMPASSING REVISIONS NECESSARY PER THIS COMMENT LETTER, WOULD BE APPROPRIATE. PLEASE EXPLAIN THE TAX RATE USED IN THIS CALCULATION.

                           In response to the Staff's comment, the Company has
                  revised the disclosure on page 37 to include the calculation of the net deferred tax asset and the effective tax rate used in this computation.

                           o PLEASE CLARIFY HOW THE REDUCTION IN REAL ESTATE HELD FOR DISPOSAL OTHER THAN BY SALE WAS CALCULATED. FROM YOUR CURRENT DISCLOSURE, IT APPEARS THE AMOUNT SHOULD BE $2,629,000 ($1,900,000 (F/N (c) + $729,000 (BOOK VALUE OF
                               TAMPA)).

                           In response to the Staff's comment, the Company has
                  revised the disclosure in footnotes (c) and (d) on page 37 to include the net book value of the real estate held for disposal.

                           o REFER TO PRIOR COMMENT 12. AS THE DIFFERENCES IN VALUES ARE A RESULT OF DIFFERENCES IN THE PRO FORMA AND DIVIDEND DECLARATION DATES, PLEASE REVISE YOUR PRESENTATION HERE AND IN THE APPROPRIATE FINANCIAL STATEMENT TO CLEARLY STATE THE DIFFERENT AMOUNTS AND REASON FOR SUCH DIFFERENCES. PLEASE ALSO ENSURE THE DIFFERENCE OF $7 MILLION IN THE TOTAL DEEMED DISTRIBUTION ($402,000 IN PRO FORMA VERSUS $395,000 IN FINANCIAL STATEMENTS) IS SIMILARLY EXPLAINED.

                           In response to the Staff's comment, the Company has
                  revised the disclosure on page 37 to state the differences in the deemed distribution to CenTra between the Company's Unaudited Pro Forma Balance Sheet and the Notes to the Unaudited Consolidated Financial Statements. Additionally, the Company has included an explanation of how the difference arises.

MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 40
PREDECESSOR OPERATIONS, DIVIDENDS AND SPIN-OFF, PAGE 42

         10. WE REVIEWED YOUR RESPONSES TO OUR COMMENTS 1, 3 AND 10 MADE WITH RESPECT TO YOUR ORIGINAL FILING. PLEASE DISCLOSE IN AN APPROPRIATE SECTION THE BUSINESS PURPOSE OF THE SPIN-OFF.

         In response to the Staff's comment, the Company has revised the disclosure on page 46.



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                                                                               8


OUR OPERATIONS, PAGE 60

         11. CONSIDER INCLUDING A DISCUSSION AS TO HOW THE NEWLY ACQUIRED AFA ENTERPRISES BUSINESS WILL BE INTEGRATED INTO YOUR CURRENT OPERATIONS, AND ALSO CONSIDER DEPICTING THIS BUSINESS IN THE CHART ON PAGE 60.

         We respectfully advise the Staff that, as disclosed on page 2 under "Recent Developments," AFA Enterprises' operating subsidiary is named Great American Lines, which is identified in the chart on page 63. The Company supplementally advises the Staff that the operations of its newly acquired businesses, Great American and Crossroad Carriers, are currently operating as subsidiaries in the same manner as the Company's other operating subsidiaries, with certain back-office integration to be completed during 2005. The Company does not believe that additional disclosure is necessary.

FINANCIAL STATEMENTS OF UNIVERSAL TRUCKLOAD SERVICES AS OF OCTOBER 2, 2004 (UNAUDITED) (10) SUBSEQUENT EVENTS, ACQUISITION OF NYP & ASSOCIATES, PAGE F-31

         12. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 9. AS YOU HAVE ASSERTED THAT THE CONTINGENT PAYMENTS SHOULD BE TREATED AS ADDITIONAL CONSIDERATION, PLEASE NOTE THAT THESE SHOULD BE RECORDED AS ADDITIONS TO GOODWILL, NOT INTANGIBLE ASSETS.

         We advise the Staff that the Company has revised the disclosure on page F-18 and F-32 to indicate that the additional consideration will be recorded as goodwill.

SIGNATURES

         13. PLEASE REVISE TO INDICATE THAT THE "*" IN PLACE OF SIGNATURE INDICATES, IF TRUE, THAT THE OFFICER OR DIRECTOR AUTHORIZED SOMEONE ELSE, BY POWER OF ATTORNEY, TO EXECUTE ANY AND ALL AMENDMENTS TO THE REGISTRATION STATEMENT ON HIS OR HER BEHALF.

         In response to the Staff's comment, the Company has revised the signature page on page II-6.

         14. FURTHERMORE, WE ARE UNABLE TO LOCATE THE POWER OF ATTORNEY DOCUMENT FOR ANY OF THE ABOVE PERSONS, WITH THE EXCEPTION OF THE POWER OF ATTORNEY FOR MR. WAHBY, WHICH WE NOTE WAS FILED WITH YOUR AMENDED FORM S-1 ON JANUARY 7, 2005. PLEASE CLARIFY THE LOCATION OF EXHIBIT 24.1. ALSO REVISE THE EXHIBIT INDEX ACCORDINGLY, SINCE IT CURRENTLY INDICATES THAT EXHIBIT 24.1 WAS PREVIOUSLY FILED, ALTHOUGH THAT DOES NOT APPEAR TO BE THE CASE.

         In response to the Staff's comment, the Company has revised the Exhibit Index on page II-4 to clarify that Exhibit 24.1 refers to the signature page of the Registration Statement as originally filed, which signature page did contain the Powers of Attorney for all of the signatories of the Registration Statement except for Mr. Wahby.

                                   * * * * * *



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                                                                               9

         Please contact William Brentani at (650) 251-5110 or Thomas Wuchenich at (310) 407-7505 with any questions regarding the foregoing.

                                    Very truly yours,


                                    Simpson Thacher & Bartlett LLP

cc:      Robert E. Sigler
         Mark Scudder
         Dave Ufheil
         Kerry Crenshaw


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                                    EXHIBIT A

                       UNIVERSAL TRUCKLOAD SERVICES, INC.
     COMPUTATION OF SHARES REQUIRED TO BE ISSUED FOR DISTRIBUTIONS AND DEBT


           Distributions in Excess of Net Income

           Gross proceeds                                          59,520,430    $        19.00  3,132,654 shares
           Underwriting discount                                   (4,166,430)
           Estimated offering costs                                (1,600,000)
                                                                -------------

           Net Proceeds                                            53,754,000
                                                                =============

           Repayment of Debt

           Gross proceeds                                          34,907,527    $        19.00  1,837,238 shares
           Underwriting discount                                   (2,443,527)
                                                                -------------

           Net proceeds                                            32,464,000
                                                                 ============

           Shares outstanding                                      10,022,500
           Shares issued for payment of distribution                3,132,654
           Shares issued for payment of debt                        1,837,238
                                                                -------------

                                                                   14,992,392
                                                                 ============